UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2005

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                        Commission File Number 002-26821



       A.  Full Title of Plan:
            Brown-Forman Winery Operations Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements

 Statement of Net Assets Available for Benefits,
    December 31, 2005 and 2004                                        3

 Statement of Changes in Net Assets Available for Benefits
    Years Ended December 31, 2005 and 2004                            4

Notes to Financial Statements                                        5-11

Supplemental Schedule

 Form 5500 Schedule H, Line 4i -
  Schedule of Assets (Held at End of Year), December 31, 2005        12

Signatures                                                           13

Consent of Independent Registered Public Accounting Firm             14

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Brown-Forman Winery Operations Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Winery Operations Savings Plan (the Plan) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    June 29, 2006

                   Brown-Forman Winery Operations Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004

                                                Participant Directed
                                           --------------------------------
                                              2005                 2004
                                           -----------          -----------
Investments, at fair value
   Mutual funds                            $ 9,579,396          $ 8,487,993
   Common collective trust fund              2,336,308            2,328,612
   Brown-Forman Corporation
    Class B common stock fund                  716,116              458,037
   Loans to participants                       315,627              349,421
                                           -----------          -----------
                                            12,947,447           11,624,063

Profit sharing contribution receivable         350,000              367,000
Employers' contributions receivable             14,819               13,651
Employees' contributions receivable             23,463               21,853
                                           -----------          -----------
Net assets available for benefits          $13,335,729          $12,026,567
                                           ===========          ===========


The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2005 and 2004

                                                Participant Directed
                                           --------------------------------
                                              2005                 2004
                                           -----------          -----------
Additions
   Contributions
      Profit sharing                       $   350,000          $   368,026
      Employer                                 226,873              193,254
      Employee                                 689,137              640,038
                                           -----------          -----------
                                             1,266,010            1,201,318

   Interest income                             172,987              140,450
   Dividend income                             108,290               88,528
   Net appreciation in fair value
    of investments                             591,924              520,616
   Net transfer from Sonoma-Cutrer ESOP             --              578,240
   Net transfers from other plans              133,151                   --
                                           -----------          -----------
      Total additions                        2,272,362            2,529,152
                                           -----------          -----------

Deductions
   Withdrawals by participants                 959,702            2,157,126
   Administrative expenses                       3,498                3,479
   Net transfers to other plans                     --               16,742
                                           -----------          -----------
      Total deductions                         963,200            2,177,347

Net increase                                 1,309,162              351,805

Net assets available for benefits:
   Beginning of year                        12,026,567           11,674,762
                                           -----------          -----------

   End of year                             $13,335,729          $12,026,567
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
                         Notes to Financial Statements
                           December 31, 2005 and 2004

1.   Description of Plan

     The sponsor of the Brown-Forman Winery Operations Savings Plan (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan covering all eligible employees of Fetzer Vineyards, all eligible employees of Jekel Vineyards, and all eligible employees of Sonoma Cutrer Vineyards (collectively, the Companies) who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Non-highly compensated employees may contribute to the Plan an amount of not less than 1% nor more than 50% of their annual compensation. Highly compensated employees may contribute between 1% and 15% of their annual compensation. Effective January 1, 2006, highly compensated employees may contribute between 1% and 16% of their annual compensation. Employee contributions are not to exceed the Section 402(g) of the Internal Revenue Code (the IRC) limitation for the calendar year of $14,000 and $13,000 for 2005 and 2004, respectively. New employees may transfer assets from their former employers' qualified plans to the Plan.

     Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount from 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

     Participants are eligible to receive the Companies' matching contributions beginning on the first day of the month following completion of one year of service. The Companies' matching contribution is equal to 50% of the participant's elective contribution up to 5% of the participant's annual compensation. The Companies may also make a profit sharing contribution to the Plan, as determined by the Companies. In order for the Plan to pass discrimination testing for the plan year 2004, the Companies made an additional employer contribution during 2005 to certain non-highly compensated employees in an amount equal to the lower of the IRC
     Section 415 limitation or 100% of the participants' compensation.

     Each participant's account is credited with the participant's contribution on a semi-monthly basis (on a monthly basis prior to November 15, 2004) and an allocation of (i) the Companies' matching contribution on a monthly basis, (ii) plan earnings on a daily basis, and (iii) the Companies' profit sharing contribution and forfeited balances of terminated participants' nonvested accounts on an annual basis. Effective March 20, 2006, participants that are paid weekly shall have their accounts credited with the participants' contributions on a weekly basis. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year.

     Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, and a Brown-Forman Stock Fund to participants.

     Vesting

     Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Companies' contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability. The additional employer contributions made in 2005 for plan year 2004 is 100% vested.

     Withdrawals

     Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Prior to March 28, 2005, if the vested account balance was less than $5,000, a lump sum distribution was made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as defined by the

     Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

     Participant Loans

     A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

     Forfeited Accounts

     Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are added to the Companies' contribution and allocated to eligible participants as defined by the Plan agreement. The forfeited balances totaled $564 and $548 for 2005 and 2004, respectively. In 2005 and 2004, no forfeited balances were used to reinstate previously forfeited account balances or added to the Companies' contribution and allocated to eligible participants.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

     The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

     Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

     The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2005                              2004
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------
       Investments at fair value:
          PIMCO Total Return Fund                63,967     $   671,656            62,398     $   665,787
          Fidelity Magellan Fund                 11,919       1,268,670            11,331       1,176,005
          Fidelity Equity-Income Fund            42,047       2,219,258            39,829       2,102,188
          Fidelity Growth Company                12,724         809,657            13,104         734,735
          Fidelity Diversified
           International Fund                    24,758         805,615
          Fidelity Retirement
           Money Market Portfolio             2,340,627       2,340,627         2,237,893       2,237,893
          Managed Income Portfolio            2,336,308       2,336,308         2,328,612       2,328,612
          Brown-Forman Corporation Class B
           Common Stock Fund                     31,743         716,116
          Other investments                      87,847       1,779,540            97,832       2,378,843
                                                             ----------                        ----------
                                                            $12,947,447                       $11,624,063
                                                             ==========                        ==========

     During 2005 and 2004 the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

                                            2005                2004
                                         ----------          ----------
       Mutual funds                     $   409,924         $   503,377
       Brown-Forman Corporation
        Class B Common Stock Fund           182,000              17,239
                                         ----------          ----------
                                        $   591,924         $   520,616
                                         ==========          ==========


4    Tax Status

     The Internal Revenue Service has determined, and informed the Companies by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter.

     However, the Companies believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5    Plan Termination

     Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6    Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain administrative costs incurred by the Plan are paid by the Sponsor. Effective January 1, 2002, general administration expenses of the third-party record keeper, Fidelity, and the administration fee for processing loans are allocated to the participants' accounts. Effective
     July 1, 2002, participant recordkeeping fees were waived by Fidelity. Administrative expenses of $3,498 and $3,479 in 2005 and 2004, respectively, were allocated to participants' accounts. Fees for loans continue to be allocated to participants accounts.

     Due to the termination of the Sonoma-Cutrer Vineyard, Inc. Employee Stock Ownership Plan (ESOP Plan), certain participants of the ESOP Plan transferred their participation to the Plan. As a result, $578,240 was transferred into the Plan during 2004.

     Certain participants of the Plan transferred their participation from (to) other defined contribution plans sponsored by the Sponsor. As a result, $133,151 and ($16,742) of related plan assets were transferred into (from) the Plan during 2005 and 2004, respectively.

     Certain plan investments are units of Brown-Forman Corporation Class B stock. Therefore, these transactions qualify as related party transactions. Purchases of 9,460 units for $180,377, and sales of 6,451 units for $104,298 were made during 2005. Purchases of 8,872 units for $137,902, and sales of 4,947 units for $76,943 were made during 2004. Dividends of $8,561 and $6,635 were received on Company units for the years ending December 31, 2005 and 2004, respectively.

7.   Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                   Brown-Forman Winery Operations Savings Plan
                            Plan #020 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2005


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

Janus Enterprise Fund               4,440 Mutual fund shares                 $  186,070
PIMCO Total Return Fund            63,967 Mutual fund shares                    671,656
Royce Low Priced Stock Fund         4,997 Mutual fund shares                     77,603
Fidelity Magellan Fund*            11,919 Mutual fund shares                  1,268,670
Fidelity Equity-Income Fund*       42,047 Mutual fund shares                  2,219,258
Fidelity Growth Company Fund*      12,724 Mutual fund shares                    809,657
Fidelity Low Priced Stock Fund*     3,245 Mutual fund shares                    132,531
Fidelity Diversified               24,758 Mutual fund shares
 International Fund*                                                            805,615
Fidelity Freedom 2000*                715 Mutual fund shares                      8,734
Fidelity Freedom 2010*              7,465 Mutual fund shares                    104,880
Fidelity Freedom 2020*             20,252 Mutual fund shares                    297,903
Fidelity Freedom 2030*              8,471 Mutual fund shares                    127,239
Fidelity Freedom 2040*             16,769 Mutual fund shares                    148,070
Fidelity Freedom 2005*                303 Mutual fund shares                      3,370
Fidelity Freedom 2015*              4,492 Mutual fund shares                     51,880
Fidelity Freedom 2025*              9,463 Mutual fund shares                    113,176
Fidelity Freedom 2035*              3,353 Mutual fund shares                     41,008
Fidelity Retirement Money       2,340,627 Mutual fund shares
 Market Portfolio*                                                            2,340,627
Managed Income Portfolio*       2,336,308 Common collective trust fund units  2,336,308
Spartan U.S. Equity Index           3,882 Mutual fund shares
 Fund*                                                                          171,449
Brown-Forman Corporation
   Class B Common Stock Fund*      31,743 Class B common stock fund units       716,116
Participant loans*              Loans, interest rates ranging from 6.50%
                                  to 7.75%, various maturity dates              315,627
                                                                            -----------
                                                                            $12,947,447
                                                                            ===========

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Winery Operations Savings Plan has duly caused this report to be signed on behalf of the undersigned thereunto duly authorized.


BROWN-FORMAN WINERY OPERATIONS SAVINGS PLAN

BY:



/s/ Bruce Cote
Bruce Cote
Member, Employee Benefits Committee
(Plan Administrator)
Vice President, Director
HR Employee Services
Brown-Forman Corporation


June 29, 2006

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated June 29, 2006 relating to the financial statements and supplemental schedule of the Brown-Forman Winery Operations Savings Plan as of and for the years ended December 31, 2005 and 2004 which appear in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 29, 2006
                                       14